                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*


                      Hayes Lemmerz International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  421124-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Ilan S. Nissan, Esq.
                        O'Sullivan Graev & Karabell, LLP
                       30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 9, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,280,000 shares, which constitutes approximately 4.22% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 30,339,345 shares of Stock outstanding as reported in the Issuer's Form 10Q for the quarterly period ending October 31, 1999.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

                                 SCHEDULE 13D

Hayes Lemmerz International, Inc.                         CUSIP Number 421124108

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Chase Equity Associates, LLC
       13-3371826

  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  / /    (b)    /X/

  3.   SEC Use Only

  4.   Source of Funds (See Instructions)    WC

  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)                                                  / /

  6.   Citizenship or Place of Organization   Delaware


  Number of           7.   Sole Voting Power          1,280,000 (includes
                                                      159,026 shares of non-
  Shares                                              voting Common Stock and a
                                                      warrant to purchase 30,000
  Beneficially                                        shares of Common Stock)

  Owned by Each       8.   Shared Voting Power

  Reporting Person    9.   Sole Dispositive Power     1,280,000

  With                10.  Shared Dispositive Power

 11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       1,280,000

 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 13.   Percent of Class Represented by Amount in Row (11)      4.2%

 14.   Type of Reporting Person (See Instructions)

       CO

                                  SCHEDULE 13D
Hayes Lemmerz International, Inc.                        CUSIP Number. 421124108


Item 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share (the "Stock"), of Hayes Lemmerz International, Inc. (formerly Hayes Wheels International, Inc.), a Delaware corporation (the "Issuer"), which has its principal executive offices at 38481 Huron River Drive, Romulus, Michigan 48174. The Issuer's Stock is listed on the New York Stock Exchange, Inc. (the "NYSE").

Item 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Chase Equity Associates, LLC, a Delaware limited liability company (hereinafter referred to as "CEA"), whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017.

         CEA is engaged in the venture capital and leveraged buyout business. The sole member of CEA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master management advisory agreement, CCP-CMC has delegated its management authority of CEA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC'and CCP's principal office is located at the same place as CEA.

         Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian, Stuart and Yu-Seng) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         Ana Carolina Aidar
         John R. Baron
         Christopher C. Behrens
         Mitchell J. Blutt, M.D.
         David S. Britts
         Arnold L. Chavkin
         David Gilbert
         Eric Green
         Michael R. Hannon
         Donald J. Hofmann
         Jonathan Meggs
         Stephen P. Murray
         John M.B. O'Connor
         Brian J. Richmand
         Robert Ruggiero
         Susan Segal
         Shahan D. Soghikian
         Lindsay Stuart
         Jeffrey C. Walker
         Timothy Walsh
         Rick Waters
         Damion E. Wicker, M.D.
         Ting Yu-Seng

         Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ. Mr. Yu-Seng's address is c/o Chase Asia Equity Partners, Suite 003, 30th Floor, 1 International Finance Center, 1 Harbor View Street, Hong Kong.

                                  SCHEDULE 13D
Hayes Lemmerz International, Inc.                        CUSIP Number. 421124108



         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

         The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

         To CEA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CEA and all persons to whom information is required hereunder by virtue of CEA's response to Item 2.

         Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CEA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principal's controlling partner, European Principals and European Principal's controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CEA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Act, might also be deemed to constitute these persons beneficial owners of the Issuer's Stock acquired by CEA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Stock acquired by CEA or a member of a group together with CEA either for the purpose of Schedule 13D of the Act or for any other purpose with respect to the Issuer's Stock.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Transactions Involving the Issuer

         The Issuer and MCW Holdings, Inc., a Delaware Corporation ("Holdings"), entered into the Agreement and Plan of Merger, dated as of March 28, 1996 (the "Original Merger Agreement"), pursuant to which, among other things, on July 2, 1996, Holdings merged with and into the Issuer (the "Original Merger"), with the Issuer continuing as the surviving corporation.

         Pursuant to a Subscription Agreement dated on or about March 28, 1996 (a form of which is attached hereto as Exhibit A and incorporated herein by reference) among the Issuer, Holdings and CEA (formerly known as Chemical Equity Associates, a California limited partnership), the Issuer issued and sold to CEA, and CEA purchased, for an aggregate purchase price of approximately $20,000,000, (i) 20,000 shares of the Issuer's Series A Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A Preferred") and (ii) 15,000 warrants, with each warrant entitling the holder thereof to purchase one share of the Issuer's Stock at a price of $48.00 per share during the period commencing on the fourth anniversary of the Effective Time (as defined in Item
4) and ending on the seventh anniversary thereof (the "Warrants").

         On or about July 2, 1996, pursuant to the Original Merger, CEA received
31.25 shares of the Issuer's Stock for each share of Series A Preferred owned by CEA at the time of the Merger. As a result of the Original Merger, CEA acquired
(i) 550,487 shares of voting Stock of the Issuer and (ii) 74,513 shares of non-voting Stock of the Issuer in exchange for 20,000 shares of the Issuer's Series A Preferred.

                                  SCHEDULE 13D
Hayes Lemmerz International, Inc.                        CUSIP Number. 421124108



         The number of shares of Stock of the Issuer owned by CEA doubled as the result of a stock split effected on December 20, 1996, by means of a 100% stock dividend on the outstanding shares of Stock of the Issuer. Consequently, CEA currently owns (i) 1,090,974 shares of voting Stock of the Issuer, (ii) 159,026 shares of non-voting Stock of the Issuer and (iii) warrants to purchase 30,000 shares of voting Stock of the Issuer at a purchase price of $24.00 per share.

         On January 9, 2000, Joseph Littlejohn & Levy, Inc. delivered to the Board of Directors of the Issuer (the "Board") a letter dated January 9, 2000 (the "Proposal Letter") on behalf of Joseph Littlejohn & Levy Fund II L.P. ("JLL"), TSG Capital Fund II, L.P. (the "Fund""), CIBC WG Argosy Merchant Fund 2, L.L.C., CEA and certain other stockholders of the Issuer (collectively, the "Majority Stockholders"). In the Proposal Letter, the Majority Stockholders offered to acquire all of the outstanding Stock of the Issuer not currently owned by the Majority Stockholders (the "Shares") for a purchase price of $21.00 per share (the "Proposed Transaction"). The Proposed Transaction would be consummated pursuant to the terms of a merger agreement (the "Merger Agreement") to be entered into between the Issuer and either the Majority Stockholders or an entity to be formed on behalf of the Majority Stockholders (in either case, the "Purchaser"). Pursuant to the terms of the Merger Agreement, and subject to the conditions contained therein, the Purchaser or its wholly owned subsidiary would be merged with and into the Issuer and all outstanding Shares would be converted into $21.00 per share in cash. The consummation of the Proposed Transaction will cause the Stock of the Issuer to be delisted from the NYSE and to become eligible for termination of registration under the Act. The Proposal Letter is attached hereto as Exhibit B and is incorporated herein by reference in its entirety.

         Source of Funds

         The funds provided by CEA for the purchase of the Issuer's Stock were obtained from CEA's contributed capital, which included funds that are held available for such purpose. CEA disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

         It is expected that approximately fifty percent (50%) of the funds necessary to complete the Proposed Transaction will be provided by the Purchaser and the balance will be provided through additional borrowings by the Issuer under its revolving credit facility with Canadian Imperial Bank of Commerce and Merrill Lynch Capital Corporation, as managing agents. The funds to be provided by the Purchaser are expected to be obtained from capital contributions of CEA and certain Other Stockholders of the Issuer.

Item 4.  PURPOSE OF TRANSACTION.

         The acquisition of the Issuer's equity securities has been made by CEA for investment purposes. The purpose of the Proposed Transaction is for the Majority Stockholders to acquire all of the outstanding shares of Stock of the Issuer not currently owned by the Majority Stockholders.

         Although CEA has no present intention to do so, other than pursuant to the Proposed Transaction, CEA may make additional purchases of the Issuer's equity securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Stock, or other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CEA may decide to sell all or part of its holdings of the Issuer's Stock in one or more public or private transactions. CEA may also maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to lenders as collateral thereunder the shares of Stock purchased by CEA or other securities of the Issuer held by CEA.

         Except as set forth in this Item 4, CEA has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CEA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction such as a merger, reorganization, liquidation or sale, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the

                                  SCHEDULE 13D
Hayes Lemmerz International, Inc.                        CUSIP Number. 421124108


Issuer's Stock to cease to be listed on the NYSE or causing the Stock to become eligible for termination of registration, under section 12(g) of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b).

         CEA has obtained beneficial ownership of 1,250,000 shares of the Issuer's Stock and warrants to purchase 30,000 shares of the Issuer's Stock pursuant to the Subscription Agreement and the Original Merger, which represents approximately 4.22% of the Issuer's outstanding shares of Stock. CEA, however, is also subject to regulation under Regulation Y of the Board of Governors of the Federal Reserve System and is therefore prohibited from ever owning more than 4.99% of any class of the Issuer's outstanding voting securities.

         The Majority Stockholders collectively as a group beneficially own 23,915,613 shares of Stock of the Issuer, which constitutes approximately 78.8% of the issued and outstanding shares of Stock of the Issuer (based upon 30,339,345 shares of Stock outstanding as reported in the Issuer's Form 10Q for the quarterly period ending October 31, 1999).

         Under Rule 13d-5 promulgated under the Act, the Majority Stockholders may be deemed to be acting as a group and to share beneficial ownership of the shares of Stock of the Issuer held by other Majority Stockholders. Except as otherwise set forth herein, CEA expressly disclaims beneficial ownership of any of the shares of Stock of the Issuer beneficially owned by any other Majority Stockholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

         CEA has not effected any transactions in shares of Stock of the Issuer during the past 60 days.

         (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 2, 1996, the Issuer and certain holders of the Issuer's Stock, including CEA, entered into the stockholders agreement (as amended through the date hereof, the "Stockholders Agreement") pursuant to which, among other things, CEA and certain other stockholders agreed to vote their shares of the Issuer's Stock so that the Issuer's Board of Directors will consist of nine members, of which four members will be designated by the Fund, one member will be designated by JLL, one member will be the Chief Executive Officer of the Issuer and the remaining three members, who may not be affiliated with the Issuer or any of such stockholders, will be selected by the Issuer's Board of Directors.

         The Stockholders Agreement also grants to the Stockholders certain registration rights and other pre-emptive and co-sale rights. The foregoing summary of provisions of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached hereto as Exhibit C.

         The Majority Stockholders have an understanding among themselves to pursue and to consummate the Proposed Transaction.

         Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of the Issuer including but not limited to transfer or voting of any

                                  SCHEDULE 13D
Hayes Lemmerz International, Inc.                        CUSIP Number. 421124108


securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibits No.                  Description

Exhibit A                     Form of Subscription Agreement (incorporated by
                              reference to the Issuer's Form 8-K dated April 8,
                              1996, filed with the SEC)

Exhibit B                     Proposal Letter (incorporated by reference to
                              JLL's Schedule 13D dated January 13, 2000, filed with the SEC)

Exhibit C                     Stockholders Agreement, dated July 2, 1996,
                              among the Issuer, CEA and certain holders of the Issuer's Stock, as amended (incorporated by reference to the Issuer's Form 8-K dated March 28,
                              1996 and Form 10-K dated April 30, 1997, in each case, filed with the SEC)


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CHASE EQUITY ASSOCIATES, LLC

                                   By:  Chase Capital Partners, as Manager



                                   By: /s/ Donald J. Hofmann
                                       ------------------------------
                                       Name:  Donald J. Hofmann
                                       Title: General Partner

January 19, 2000
----------------
Date

                                  SCHEDULE 13D
Hayes Lemmerz International, Inc.                        CUSIP Number. 421124108



                                                                      SCHEDULE A





                            CHASE CAPITAL CORPORATION


                               Executive Officers

Chairman & Chief Executive Officer                    William B. Harrison, Jr.*

President                                             Jeffrey C. Walker**

Executive Vice President                              Mitchell J. Blutt, M.D.**

Vice President & Secretary                            Gregory Meridith*

Assistant Secretary                                   Robert C. Carroll*

Assistant Secretary                                   Anthony J. Horan

Assistant Secretary                                   Denise G. Connors

                                    Directors

                           William B. Harrison, Jr.*
                               Jeffrey C. Walker*



* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or general partner of Chase Capital Partners. Business Address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                                  SCHEDULE 13D
Hayes Lemmerz International, Inc.                        CUSIP Number. 421124108



                                                                      SCHEDULE B


                         THE CHASE MANHATTAN CORPORATION


                             Executive Officers*

                    Walter V. Shipley, Chairman of the Board
         William B. Harrison, Jr., President and Chief Executive Officer
                        Donald L. Boudreau, Vice Chairman
                        James B. Lee, Jr., Vice Chairman
                   Denis J. O'Leary, Executive Vice President
                         Marc J. Shapiro, Vice Chairman
                        Joseph G. Sponholz, Vice Chairman
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel

                                  Directors**

                           Principal Occupation or Employment;
Name                       Business or Residence Address
----                       -----------------------------------
Hans W. Becherer           Chairman of the Board
                           Chief Executive Officer
                           Deere & Company
                           8601 John Deere Road
                           Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.      President and Chief Executive Officer
                           The Hearst Corporation
                           959 Eighth Avenue
                           New York, New York 10019
--------------------------------------------------------------------------------
Susan V. Berresford        President
                           The Ford Foundation
                           320 E. 43rd Street
                           New York, New York 10017
--------------------------------------------------------------------------------
M. Anthony Burns           Chairman of the Board, President and
                            Chief Executive Officer
                           Ryder System, Inc.
                           2800 N.W. 82nd Avenue
                           Miami, Florida 33166
--------------------------------------------------------------------------------
H. Laurence Fuller         Co-Chairman of the Board and
                            Chief Executive Officer
                           Amoco Corporation
                           200 East Randolph Drive
                           Chicago, Illinois 60601
--------------------------------------------------------------------------------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a citizen of the United States of America.

** Each of the persons named below is a citizen of the United States of America.

                                  SCHEDULE 13D
Hayes Lemmerz International, Inc.                        CUSIP Number. 421124108


--------------------------------------------------------------------------------
William H. Gray, III       President and Chief Executive Officer
                           The College Fund/UNCF
                           9860 Willow Oaks Corporate Drive
                           P.O. Box 10444
                           Fairfax, Virginia 22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.   President and Chief Executive Officer
                           The Chase Manhattan Corporation
                           270 Park Avenue, 8th Floor
                           New York, New York 10017-2070
--------------------------------------------------------------------------------
Harold S. Hook             Retired Chairman and Chief Executive Officer
                           American General Corporation
                           2929 Allen Parkway
                           Houston, Texas 77019
--------------------------------------------------------------------------------
Helene L. Kaplan           Of Counsel
                           Skadden, Arps, Slate, Meagher & Flom
                           919 Third Avenue - Room 29-72
                           New York, New York 10022
--------------------------------------------------------------------------------
Thomas G. Labrecque        Retired President and Chief Operating Officer
                           The Chase Manhattan Corporation
                           270 Park Avenue
                           New York, New York 10017
--------------------------------------------------------------------------------
Henry B. Schacht           Director and Senior Advisor
                           E.M. Warburg, Pincus & Co., LLC
                           466 Lexington Avenue, 10th Floor
                           New York, New York 10017
--------------------------------------------------------------------------------
Walter V. Shipley          Chairman of the Board
                           The Chase Manhattan Corporation
                           270 Park Avenue
                           New York, New York 10017
--------------------------------------------------------------------------------
Andrew C. Sigler           Retired Chairman of the Board and
                            Chief Executive Officer
                           Champion International Corporation
                           One Champion Plaza
                           Stamford, Connecticut 06921
--------------------------------------------------------------------------------
John R. Stafford           Chairman, President and
                            Chief Executive Officer
                           American Home Products Corporation
                           5 Giralda Farms
                           Madison, New Jersey 07940
--------------------------------------------------------------------------------
Marina v.N. Whitman        Professor of Business Administration
                            and Public Policy
                           The University of Michigan
                           School of Public Policy
                           411 Lorch Hall, 611 Tappan Street
                           Ann Arbor, MI 48109-1220

--------------------------------------------------------------------------------